Exhibit 99.3

1 Summary of New Information Unredacted Today in Darwin Deason Amended Complaints “ Four Sleepless Nights ” April 19, 2018 BREAKING NEWS

New Unredacted Material Facts – Director Krongard Sleepless After Rogue CEO Blatantly Violates Clear Directive; Jacobson Conceals Fuji's Desire for All Cash Deal; John Visentin is Replacement CEO

- **Director Krongard letter sent "after four sleepless" – Xerox had a "rogue CEO" who "blatantly violated a clear directive" [FULL LETTER AT THE END OF PRESENTATION]**
  - December 2017: After the 50.1% Fuji offer was presented to the Xerox board—to the shock of most Xerox directors – Xerox Director Cheryl Krongard sent Xerox Chair Keegan a handwritten note stating that Jacobson "**blatantly violated a clear directive**" to discontinue discussions with Fuji
  - In Ms. Krongard's words, Xerox now had a "rogue executive", was put in a "**horrible situation**", with the Xerox board now being "**ask[ed] to lie**!" (Para 182)
- **Fuji still wanted to do an all cash deal in 2017 summer — but Jacobson concealed this from the Xerox board and its financial advisor**
  - Fuji tells Jacobson that it **still preferred to do an all cash transaction** with a PE partner…
  - …but **Jacobson never informed the board or Centerview (Xerox's financial advisor) of Fuij's preference**, and instead pursued the 50.1% transaction structure (Paras 7 and 127)
- **Visentin tapped as Jacobson replacement**
  - Fall 2017: Xerox taps **John Visentin** as a replacement CEO – who Xerox Chair Bob Keegan described as "head and shoulders better than Jacobson" -- and **identified a start date of early December 2017** (Para 8)

2

New Unredacted Material Facts – Chairman Keegan Defies Board; HP Inquiry Virtually Ignored

- **Xerox Chair Keegan singlehandedly overrules the Xerox board and allows Jacobson to continue Fuji discussions – after the board had identified a new CEO, and unanimously determined to halt the Fuji discussions**

  - Fall 2017: Keegan tells Jacobson that the Board was disappointed in Jacobson's performance, had been searching for his replacement, and requested that Jacobson **discontinue "any and all" further communications with Fuji** about a transaction -- **but Keegan completely reverses course without consulting the Board and allowed Jacobson to continue discussions with Fuji** (Para 8 and 9)

  - To make matters worse, **Keegan and Jacobson kept the Xerox Board in the dark** about these discussions until early December (Para 10)

- **HP reaches out about a deal – but Jacobson and the board give HP no time and failed to explore alternative transactions**

  - January 23, 2018: HP reaches out to Jacobson, expressing interest in a possible transaction – but Jacobson and the Xerox board never give HP enough time, and tell them it had to make a proposal for a complex transaction "**aggressively and quickly**"

  - Even worse, Jacobson and the Xerox board **never explored a possible "reverse morris trust"** transaction with HP, which Centerview identified as a possible alternative in May 2017 (Para 215)

3

New Unredacted Material Facts – Centerview Admits Transaction Value is Inadequate ; Transaction Rushed to Stop Icahn 4 o One week before signing, Xerox’s financial advisor acknowledges that the consideration is inadequate, and that the transaction should not be announced by January 31 o “[C] urrent financial projections we have created together do not create enough value for [Xerox] shareholders ” and “we are not prepared to support a deal on this basis” o “[W]e will not be in a position to announce a transaction next week” (Para 217 ) o Fuji rushes Xerox into signing a transaction in an attempt to neuter the Icahn threat and proxy contest o January 24, 2018: Script for meeting with Fuji CEO and Xerox (Para 217 and 223): o “ I think Carl Icahn issue should be our common interest ” o “I think Carl Icahn will likely to [sic] become silent and will sell his stock” o “ Let’s work together to get him out ” o “I think we should announce the deal on January 31” o “[Icahn threat] [u] nderscores importance of transaction – Icahn will attack both of us if there is no deal ”

New Unredacted Material Facts – Full Text of Director Krongard Letter to Chairman Keegan After “ 4 Sleepless Nights” 5 Thursday December 7, 2017 4 sleepless nights Dear Bob [Keegan] – Over the past year I have come to know and admire you as a professional, gentleman and leader (also a beloved family man) . The situation at Xerox is complicated by many factors I need not enumerate . You know them better than I will ever know them . As one Director, I believe we are at, perhaps, the most defining moment of the company’s future . To succeed, Xerox will need leadership and clarity of purpose . We know the right leadership is not there now . Let me digress a bit . This Board exhausted every ounce of patience and coaching to make our current CEO a success . We then decided, unanimously, for a variety of reasons, he was not the leader we need . You and the “Scan” Committee” conducted a very thorough talent review and have identified an individual you described to me as “head and shoulders better than Jeff” [i . e . , Visentin] . Jeff was told by you, as directed and supported by the Board, that the Board was disappointed by his performance and would likely look at outside talent . Additionally, you told him in no uncertain terms, that he was to discontinue any and all conversations with [Fuji Xerox] and [Fuji] regarding [Xerox] . He blatantly violated a clear directive . Which brings us to where we find ourselves today … Continued

New Unredacted Material Facts – Full Text of Director Krongard Letter to Chairman Keegan After “ 4 Sleepless Nights” 6 … We have a rogue executive , together with an advisor(s) who only gets a big payday if there is a deal (I will argue the merits of the deal or lack thereof after learning more next week), who have placed us in a precarious position with our valued partner . Regardless of our actions next week, they will remain our valued partner . I need not tell you leadership positions and decisions are tough . I feel strongly we are in the middle of a ruse with our valued partner . While we are well aware of the need to manage and fix the operations of FX, we should want to be honorable partners . Jeff has put us, and mostly you, in a horrible situation . He is asking us to lie! In my most heartfelt and emotional outreach to you, I implore you not to let this happen! Were it I, I would contact Shigetaka Komori personally and bow as low as possible (figuratively) and tell him of our rogue executive’s behavior and beg his forgiveness . Simultaneously, we need to get new leadership ASAP . This distraction is allowing the business of Xerox and the morale of the executive and management team to sink further . I am writing this and sending it so you know it is a personal communication between just us . Whatever happens with the deal, IEP and governance, we need to be honorable . Most sincerely, Cheryl [ Krongard ]

Why Won’t Fuji Unredact the Complaints? Why is Xerox Still Withholding Material Documents? 7 Will It Ever End?